Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

CERENCE LLC

15 Wayside Road

Burlington, MA 01803

August 14, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs and Edwin Kim
Division of Corporate Finance
Office of Information Technologies and Services

Re:	Cerence LLC
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted July 24, 2019
CIK No. 0001768267

Dear Ms. Jacobs and Mr. Kim:

On behalf of Cerence LLC, a Delaware limited liability company (the “Company”), we confidentially submitted in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on May 20, 2019.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated August 7, 2019 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto and also provided are hard copies of Amendment No.2, marked to show changes from Amendment No. 1 to the confidential submission of the Registration Statement on July 24, 2019. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 2.

The Company respectfully submits the following as its responses to the Staff:

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2019

Form DRS/A filed July 24, 2019

Notes to the unaudited Pro Forma Combined Financial Data, page 58

1.

Refer to adjustment (B) to remove restructuring expenses that that are directly related to the Spin-Off. You state that “[a]s these costs represent material, nonrecurring costs directly related to the separation, a pro forma adjustment was performed to reverse the costs.” Since these costs have been incurred prior to the spin-off, in the year ended September 30, 2018 and interim period ended March 31, 2019, please tell us how this adjustment is in accordance with Rule 11-02)(b)(5) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that the pro forma adjustment is necessary to disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. The expenses included in the pro forma adjustment were from certain nonrecurring transaction costs, such as accounting, tax, legal, and audit fees that were incremental to the fees allocated to Cerence for the Nuance consolidated audit. These transaction costs are directly attributable to the preparation and audit of the Cerence carve-out financial statements and establishing an effective operating structure for Cerence post-separation. The Company has revised pro forma adjustment (B) on page 56 to reference “transaction-related costs” instead of “restructuring expenses”.

Additionally, the Information Statement has been supplemented on pages 51-52 to disclose separately material nonrecurring charges or credits and related tax effects that result directly from the transaction and that will be included in its income within the 12 months succeeding the transaction as required by Regulation S-X.

Business

Research, Development, and Intellectual Property, page 68

2.

We note your response to prior comment 2 regarding the fields of use restrictions of Nuance Communications’ intellectual property that are included as part of the Intellectual Property Agreement. Please clarify what you mean by “certain ancillary fields” on page 112.

In response to the Staff’s comment, the Company has provided additional disclosure on page 112.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 73

3.

Your response to prior comment 4 indicates that your current management has determined the only key performance indicators for Cerence are revenues, operating margins and cash flows from operations. Nuance Communications, your parent company, previously provided key metrics such as net new bookings and recurring

Confidential Treatment Requested by Cerence LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2019

revenues, which appear to include the Automotive segment that will become Cerence. Further, Nuance Communications attributed net new bookings growth to strong bookings performance in its Automotive and Enterprise segments in discussion of key metrics in its fiscal year 2018 Form 10-K. Please clarify whether these measures will be considered key metrics by Cerence.

Current management determined that the net new bookings and recurring revenues will not be used as key metrics for Cerence.

* * *

If you have any questions regarding Amendment No. 2 and the Information Statement, please do not hesitate to contact the undersigned at (781) 565-4792 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Sincerely,

/s/ Leanne Fitzgerald

Leanne Fitzgerald

Vice President, Associate General Counsel & Assistant Secretary of Nuance Communications, Inc., as sole member of Cerence LLC

cc:	Arthur Giterman, Chief Accounting Officer

Nuance Communications, Inc.

John C. Kennedy

Steven J. Williams

David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP